This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus is preliminary and is subject to completion or change.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the securities referred to in this free writing prospectus and to solicit an indication of interest in purchasing such securities, when, as and if issued. Any such indication will not constitute a contractual commitment by you to purchase any of the securities until the offering has been priced and we have advised you of and confirmed the allocation of securities to be made to you. You may withdraw you indication of interest at any time prior to the notice of allocation. The issuer is not obligated to issue such security or any similar security and the underwriter’s obligation to deliver such security is subject to the terms and conditions of the underwriting agreement with the issuer and the availability of such security when, as and if issued by the issuer. You are advised that the terms of the securities, and the characteristics of the mortgage loan pool backing them, may change (due, among other things, to the possibility that mortgage loans that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different mortgage loans may be added to the pool, and that one or more classes of certificates may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. You are advised that securities may not be issued that have the characteristics described in these materials. The underwriter’s obligation to sell such securities to you is conditioned on the mortgage loans and certificates having the characteristics described in these materials. If for any reason the issuer does not deliver such certificates, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and none of the issuer nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. In addition, you may get the prospectus for free by visiting our website at http://www.ubs.com/regulationab. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-(877) 867-2654.

AUTOMATICALLY GENERATED E-MAIL DISCLAIMERS
Any disclaimer appearing at the bottom of the email communication to which this free writing prospectus is attached stating either of the following (or any derivative thereof):

(1) that these materials contain confidential information; or
(2) that the sender does not accept liability relating to the accuracy or completeness of these materials; or
(3) that these materials do not constitute a solicitation or an offer to buy or sell securities in each case, is not applicable to these materials and should be disregarded. Such disclaimers have been automatically generated as a result of these materials having been sent via e-mail or another system such as Bloomberg.

FHASI 2007-2

Base Pricing Assumptions
Investor Settlement	3/30/2007	Pricing Speed	300 PSA
1st Pay Date	4/25/2007
Deal Close	3/30/2007
Collateral Cut-Off	3/1/2007

Class Summary(1)
Class	Class Principal	Initial Pass-	Principal Type	Interest Type	Loss Priority	Average	Principal	Start Accrual	Daycount	Payment	Expected Ratings
Designation	Balance	Through Rate				Life(2)	Window(2)	Period		Delay	M / S&P / F

1A1	$38,527,000	5.68	Pass-Through	Floating	Senior	5.67	1 - 359	25-Mar-07	30/360	0	NR / AAA / AAA
1A2	$38,527,000	1.32	Interest Only	Inverse Floating	Senior	5.67	NA	25-Mar-07	30/360	0	NR / AAA / AAA
1A3	$45,000,000	5.75	Sequential	Fixed	Super Senior	3.23	1 - 79	1-Mar-07	30/360	24	Aaa / AAA / AAA
1A4	$66,694,000	5.75	Sequential	Fixed	Senior	3.87	1 - 139	1-Mar-07	30/360	24	NR / AAA / AAA
1A5	$11,592,000	5.75	Sequential	Fixed	Senior	11.39	79 - 359	1-Mar-07	30/360	24	NR / AAA / AAA
1A6	$28,257,000	5.75	NAS	Fixed	Super Senior	10.98	61 - 359	1-Mar-07	30/360	24	Aaa / AAA / AAA
1A7	$2,565,000	5.75	NAS	Fixed	Senior Support	10.98	61 - 359	1-Mar-07	30/360	24	NR / AAA / AAA
AR	$100	6.00	Pass-Through	Fixed	Senior	0.07	1 - 1	1-Mar-07	30/360	24	NR / AAA / AAA
2A1	$9,652,000	5.50	Pass-Through	Fixed	Senior	4.37	1 - 178	1-Mar-07	30/360	24	NR / AAA / AAA
30PO	$388,833	0.00	Principal Only	NA	Senior	5.75	1 - 359	1-Mar-07	30/360	24	NR / AAA / AAA
SUBS	$7,351,800	5.98	Subordinate	WAC	Subordinate	10.54	1 - 359	1-Mar-07	30/360	24	TBD

(1) Approximate, subject to +/- 10% Variance
(2) Base Pricing Assumptions

Description Of Securities

Master Servicer:	First Horizon Home Loan Corporation

Final Scheduled Distribution Date:	5/25/2037

External Credit Enhancement Provider:	N/A

Senior/Sub Distribution Amount:	Standard 5 year shifting Interest Structure:
Subs locked out for 5 years, followed annually by 30%, 40%, 60%, 80%, 100% of their pro rata share of prepayments

Senior Loss Distribution:	Losses allocable to the Class 1A3 and 1A6 will first be allocated to the 1A7 until retired

Approximate Subordinate Percentage:	Group 1 - 3.50%
Group 2 - 3.50%

Optional Cleanup-Call %:	10%

Floating Rate Formulas:	Variable Rate Coupon Formulas
	Class	Formula	Floor	Cap
	1A1	1-month LIBOR + 0.36%	0.36%	7.00%
	1A2	6.64% - 1-month LIBOR	0.00%	6.64%

Senior Principal Distribution Amount:	Pay the Group 1 Senior PDA Amount as follows:
1) Pay AR until retired
2) Pay 20% 1A1 until retired
3) Pay 80% as follows:
a) Pay 1A6 and 1A7 pro rata, up to the NAS Priority Amount (as defined below), until retired
b) Pay 43.6294469769% to 1A3 and 1A5, in that order, until retired
c) Pay 56.3705530231% to 1A4 and 1A5, in that order, until retired
a) Pay 1A6 and 1A7 pro rata, until retired

Pay the Group 2 Senior PDA Amount as follows:
1) Pay 2A1 until retired

NAS Priority Amount:	The NAS Priority Amount will be:

The sum of (not to exceed 80% of the senior PDA):
x) The NAS Percent of the Scheduled Senior Principal Amount * 80%
and
y) The NAS Percent times the NAS Prepay Shift Percent of the Unscheduled Senior Principal Amount * 80%

The NAS Percent will be:

Zero for the first five years and, thereafter, equal to the sum of the Class 1A6 and 1A7 balance divided by the sum of the Class 1A3, 1A4, 1A5, 1A6 and 1A7 balances

The NAS Prepay Shift Percent will be:

Zero for the first 5 years and will be 30%, 40%, 60%, 80% and 100% for each year thereafter

Notional Bonds:	1A2 is 100% notional to 1A1